October 21, 2009
VIA EDGAR AND FACSIMILE

Re:	Doral Financial Corporation Registration Statement on Form S-4 (File No. 333-161546)
Matt McNair, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. McNair:
     With respect to the registration statement on Form S-4 (File No. 333-161546), as amended (the “Registration Statement”), and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request on behalf of Doral Financial Corporation (the “Company”) that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4:00 p.m., Eastern Time, on Friday, October 23, 2009, or as soon as practicable thereafter.
     In connection with this request for the acceleration of the effective date of the Registration Statement, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Rhett Brandon (212-455-3615) or Arjun Koshal (212-455-3379) with any questions or further comments you may have regarding this filing or if you wish to discuss the above request. In addition, please notify Mr. Koshal and myself when this request for acceleration has been granted.
Very truly yours,
/s/ Enrique R. Ubarri, Esq.
Enrique R. Ubarri, Esq.

cc:	Securities and Exchange Commission: Justin T. Dobbie, Esq.
Simpson Thacher & Bartlett LLP: Rhett Brandon, Esq. Arjun Koshal, Esq.